EXECUTION VERSION

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of June 20, 2010 (this “Second Amendment”), is by and among Fertitta Group, Inc., a Delaware corporation (“Parent”), Fertitta Merger Co., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Tilman J. Fertitta (“Fertitta”), solely for purposes of Sections 7.10, 7.11 and 9.03(b) and Article X of the Merger Agreement (as defined below), and Landry’s Restaurants, Inc., a Delaware corporation (the “Company”). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, the parties have entered into that certain Agreement and Plan of Merger, dated as of November 3, 2009, as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 23, 2010 (collectively, the “Merger Agreement”);

WHEREAS, the parties have agreed that the Merger Agreement shall be amended to increase the Merger Consideration to $24.50 per Share in cash, as well as to incorporate certain other amendments, and Fertitta has delivered to the Special Committee an amended Equity Commitment Letter, which, based upon a revised Merger Consideration of $24.50 per Share in cash, would, together with the cash on hand of Parent, Merger Sub and the Company, including the proceeds from the Debt Financing, provide sufficient funds for the consummation of the Transactions;

WHEREAS, the Boards of Directors of Parent and Merger Sub and the Special Committee (with authority delegated by the Board) and the Board have each determined that it is in the best interests of their respective stockholders to consummate the Merger, upon the terms and subject to the conditions of the Merger Agreement, as amended by this Second Amendment, of Merger Sub with and into the Company in accordance with the DGCL, and such Boards of Directors, the Special Committee and the Board have approved the Merger Agreement, as amended by this Second Amendment, and the Special Committee and the Board have declared its fairness and advisability and have recommended that the Merger Agreement, as amended by this Second Amendment, be adopted by the Company’s stockholders;

WHEREAS, concurrently with the execution and delivery of this Second Amendment and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Second Amendment, the Company has entered into voting agreements in the forms attached hereto as Exhibit A-1 and Exhibit A-2 (the “Voting Agreements”) with Pershing Square Capital Management, L.P. and Pershing Square GP, LLC and with Richard T. McGuire, respectively (collectively, the “Stockholders”), pursuant to which, among other things, the Stockholders are agreeing to vote any Shares Beneficially Owned by any of them in favor of the approval and adoption of the Merger Agreement, as amended by this Second Amendment, and against any Acquisition Proposal, and Parent shall be an express third-party beneficiary thereof; and

WHEREAS, accordingly, the parties desire to amend the Merger Agreement in the manner more particularly described below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

Section 1.01. Amendment to WHEREAS clause. The dollar amount “$24.00” set forth in the second WHEREAS clause in the Merger Agreement is hereby amended to be “$24.50”.

Section 1.02. Amendments to Section 1.01.

(a) Section 1.01 of the Merger Agreement is hereby amended by deleting the term “Majority of the Minority Vote” therein and replacing it with the term “Majority of the Minority Approval”.

(b) The definition of “Material Adverse Effect” in Section 1.01 of the Merger Agreement is hereby amended by deleting clause (L) therein and replacing it with the following:

(L) any facts Known to Parent, Merger Sub or the Company on the date of the Second Amendment.

Section 1.03 Amendment to Section 3.01(a). The dollar amount “$24.00” set forth in Section 3.01(a) of the Merger Agreement is hereby amended to be “$24.50”.

Section 1.04 Amendment to Section 5.07(a). The first sentence of Section 5.07(a) of the Merger Agreement is hereby amended by deleting such sentence in its entirety and replacing it with the following:

Section 5.07(a) of the Parent Disclosure Letter sets forth a true, accurate and complete copy of an executed equity commitment letter, dated as of the date of this Agreement and as amended as of the date of the Amendment and as of the date of the Second Amendment (as amended, the “Equity Commitment Letter”), by and between Fertitta and Parent (and under which the Company is a named third party beneficiary), pursuant to which Fertitta has committed to contribute to Parent, immediately prior to the Effective Time, that number of Shares (which Shares will be cancelled in the Merger as provided in Section 3.01(b)) and cash set forth in such letter in exchange for Equity Interests in Parent immediately prior to the Effective Time (the “Equity Financing”).

Section 1.05 Amendment to Section 5.07(b). Section 5.07(b) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(b) As of the date of the Second Amendment, (i) the Equity Commitment Letter has not been amended, supplemented or modified, in any respect, and (ii) the commitment contained in the Equity Commitment Letter has not been withdrawn, terminated or rescinded, in any respect. The Equity Commitment Letter, in the form so delivered, is (x) in full force and effect as of the date of the Second Amendment and (y) a valid and binding obligation of Parent, Merger Sub and/or Fertitta, as applicable. There are no conditions precedent or other contingencies related to the commitment contained in the Equity Commitment Letter, other than as set forth in the Equity Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, Merger Sub or Fertitta under any term or condition of the Equity Commitment Letter. To Parent’s Knowledge, there is no fact or occurrence existing on the date of the Second Amendment that (with or without notice, lapse of time, or both) would reasonably be expected to (w) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect, (x) result in any of the conditions in the Equity Commitment Letter not being satisfied, (y) cause the Equity Commitment Letter to cease to be in full force and effect, or (z) otherwise result in the funding contemplated by the Equity Commitment Letter not being available by the Outside Date in order to consummate the Transactions. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Equity Commitment Letter to be paid on or before the date of the Second Amendment, if any. Subject to the terms and conditions of each of the Equity Commitment Letter and this Agreement, the aggregate proceeds contemplated by the Equity Commitment Letter, including the cash and Shares to be contributed by Fertitta to Parent immediately prior to the Effective Time pursuant to the Equity Commitment Letter, together with the cash on hand of Parent, Merger Sub and the Company, including the proceeds from the Debt Financing, at the Effective Time, will be sufficient to pay the aggregate Merger Consideration and any other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Transactions.

Section 1.06 Amendment to Section 5.14(a). Section 5.14(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) As of the date of the Second Amendment, Parent does not have any Knowledge that any of the Company’s representations and warranties set forth in Article IV of this Agreement are inaccurate.

Section 1.07 Amendment to Section 7.01(c). Section 7.01(c) of the Merger Agreement is hereby amended by deleting the second and third sentences thereof in their entirety and replacing them with the following three sentences:

Unless the Board or Special Committee, as applicable, has withdrawn or modified its approval or recommendation of this Agreement as expressly permitted by Section 7.03, the Company, acting through the Special Committee if then in existence or otherwise by resolution of a majority of Disinterested Directors, shall (i) use commercially reasonable efforts to solicit the approval and adoption of this Agreement by the stockholders of the Company, including the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock not owned by any of the Defendants in the Delaware Litigation or any of their respective Affiliates (other than the Company and its Subsidiaries) and voted at the Special Meeting (such shares, the “Minority Shares”, and such approval and adoption, the “Majority of the Minority Approval”) and (ii) include in the Proxy Statement (A) the Special Committee’s and the Board’s declaration of the fairness and advisability of this Agreement and the Board Recommendation, and (B) disclosure regarding the approval of the Special Committee and the Board. For the avoidance of doubt, for purposes of determining whether the Majority of the Minority Approval has been obtained, shares of Company Common Stock subject to the Voting Agreements shall be deemed Minority Shares (i) present at the Special Meeting, (ii) entitled to vote and that may be voted at the Special Meeting, and (iii) voted at the Special Meeting. Notwithstanding the foregoing, the Company may adjourn or postpone the Special Meeting as and to the extent required by applicable law.

Section 1.08 Amendment to Section 7.03(c). Section 7.03(c) of the Merger Agreement is hereby amended by deleting the first sentence thereof in its entirety and replacing it with the following:

Notwithstanding anything to the contrary contained in Section 7.03(b), and in addition to the Company’s right under Section 7.03(a), if at any time prior to obtaining the Requisite Stockholder Vote or the Majority of the Minority Approval, (i) the Company receives a written Acquisition Proposal from a third party that the Board, acting through the Special Committee if then in existence or otherwise by resolution of a majority of its Disinterested Directors, believes in good faith to be credible and reasonably capable of making a Superior Proposal and (ii) the Company has not intentionally or materially breached this Section 7.03, then the Company, acting through the Special Committee if then in existence or otherwise by resolution of a majority of Disinterested Directors, may (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company shall not, and shall not allow any of its Representatives to, disclose any material non-public information to such Person without entering into an Acceptable Confidentiality Agreement.

Section 1.09 Amendment to Section 7.03(e). Section 7.03(e) of the Merger Agreement is hereby amended by deleting the second sentence thereof in its entirety and replacing it with the following:

Notwithstanding the immediately foregoing sentence, the Board, acting through the Special Committee if then in existence or otherwise by resolution of a majority of its Disinterested Directors, may, at any time prior to obtaining the Requisite Stockholder Vote or the Majority of the Minority Approval, if it determines in good faith, after consultation with its outside legal advisors, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (i) cause the Company to terminate this Agreement pursuant to Section 9.01(d)(ii), (ii) cause the Company to enter into a definitive agreement with respect to a Superior Proposal and concurrently terminate this Agreement pursuant to Section 9.01(d)(ii) and/or (iii) withdraw or modify the Board Recommendation in a manner adverse to Parent; provided, however, that, in the case of clauses (i) and (ii) above, the Company shall not terminate this Agreement pursuant to Section 9.01(d)(ii) and any purported termination pursuant to Section 9.01(d)(ii) shall be void and of no force and effect, unless concurrently with such termination the Company reimburses Parent for its reasonable, documented Transaction Costs up to the Expense Reimbursement Amount pursuant to Section 9.03(b).

Section 1.10 Amendment to Section 8.01(a). Section 8.01(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) Stockholder Approval.

(i) This Agreement shall have been adopted by the Requisite Stockholder Vote in accordance with the DGCL and the governing documents of the Company; and

(ii) the Majority of the Minority Approval shall have been obtained.

Section 1.11 Amendment to Section 8.02(a). The proviso in Section 8.02(a) of the Merger Agreement is hereby amended by deleting such proviso in its entirety and replacing it with the following:

; provided, however, that neither Parent nor Merger Sub may assert that this condition has not been satisfied if the representation in Section 5.14(a) was inaccurate as of the date of the Second Amendment, unless the matters resulting in the inaccuracy of such representation as of the date of the Second Amendment would not in the aggregate reasonably be expected to have a Material Adverse Effect as of the Closing Date.

Section 1.12 Amendment to Section 9.01(b)(iii). Section 9.01(b)(iii) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(iii) the Special Meeting (including any adjournment thereof) shall have concluded and the Requisite Stockholder Vote and the Majority of the Minority Approval shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including, in the case of Parent, Fertitta’s obligations under Section 7.10) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Vote or the Majority of the Minority Approval, as the case may be;

Section 1.13 Amendment to Article X. Article X of the Merger Agreement is hereby amended by inserting, immediately following Section 10.12, the following new Section 10.13:

SECTION 10.13 Voting Agreements. The Company hereby acknowledges and agrees that (a) the voting agreements in the forms attached hereto as Exhibit A-1 and Exhibit A-2 (the “Voting Agreements”) with Pershing Square Capital Management, L.P. and Pershing Square GP, LLC and with Richard T. McGuire, respectively (collectively, the “Stockholders”), shall not be amended, altered, supplemented or otherwise modified or terminated, and no provision in the Voting Agreements shall be waived, without the express prior written consent of Parent, in its sole discretion, (b) the Company will not consent to the assignment by any Stockholder of any of its rights or obligations under its Voting Agreement without obtaining the express prior written consent of Parent, in its sole discretion, and (c) each of the Voting Agreements is intended to be for the benefit of Parent, who is an express third-party beneficiary thereof, and each Stockholder’s obligations contained in its Voting Agreement may be enforced directly by Parent, including, without limitation, pursuant to Section 9(i) of such Voting Agreement (Other Remedies; Specific Performance) or by pursuing any other remedy at law or in equity, regardless of whether the Company has taken any enforcement action under such Voting Agreement or pursued any such other remedy.

Section 1.14 Amendment to Parent Disclosure Letter. Section 5.07(a) of the Parent Disclosure Letter is hereby amended and restated in its entirety to read as set forth on Exhibit B hereto.

Section 1.15 General Provisions.

(a) Governing Law. This Second Amendment and any claim, controversy or dispute arising under or related to this Second Amendment, the relationship of the parties hereunder and/or the interpretation and enforcement of the rights and duties of the parties hereunder shall be governed by, construed and enforced in accordance with, the Laws of the State of Delaware without regard to the conflict of laws principles thereof.

(b) Counterparts.  This Second Amendment may be executed and delivered (including by facsimile transmission or .pdf format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(c) No Other Amendments. Except as set forth herein, the terms and provisions of the Merger Agreement will remain in full force and effect in accordance with their terms. On or after the date of this Second Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Second Amendment, and this Second Amendment shall be deemed to be a part of the Merger Agreement. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, “the date hereof” and “the date of this Agreement” shall continue to refer to November 3, 2009, references to the date of the Amendment and “as of the date of the Amendment” shall refer to May 23, 2010, and references to the date of the Second Amendment and “as of the date of the Second Amendment” shall refer to June 20, 2010.

[Signature page follows]IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Second Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

FERTITTA GROUP, INC.
By:	/s/ Tilman J. Fertitta

	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

FERTITTA MERGER CO.
By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: Chief Executive Officer and President

LANDRY’S RESTAURANTS, INC.
By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal
Title: EVP & General Counsel
The undersigned hereby (i) agrees to be bound by the provisions of Sections 7.10 and
7.11 and Article X of the Merger Agreement, as amended by this Second Amendment, and (ii) acknowledges and accepts the provisions set forth in the last sentence of Section
9.03(b) of the Merger Agreement, as amended by this Second Amendment.

/s/ Tilman J. Fertitta

Tilman J. Fertitta